ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186
December 23, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: ArvinMeritor, Inc.
Registration Statement on Form S-3, as amended
(Registration Statement No. 333-163233)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ArvinMeritor, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), so that the Registration Statement shall become effective at 10:30 a.m., New York time, on December 24, 2009 or as soon thereafter as practicable.
     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Company also acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
ARVINMERITOR, INC.

By:	/s/ Barbara Novak
Barbara Novak
Vice President and Secretary

VIA EDGAR AND EMAIL
cc: Marc A. Alpert